October 18, 2007

Kevin W. Vaughn

Accounting Branch Chief

Mail Stop 4561

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	OceanFirst Financial Corp.
Form 10-K for Fiscal Year Ended December 31, 2006
Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007

Dear Mr. Vaughn:

Please accept this letter as our response to your comments of September 25, 2007 relating to your review of the above referenced filings.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 9A. Controls and Procedures, page 34

1.	We note management’s assessment of the internal controls over financial reporting identified a material weakness as the policies and procedures were not effective to provide for the proper evaluation and assessment of the adequacy of the reserve for repurchased loans. The disclosure on page 34 indicated that this deficiency resulted in material misstatements in the reserve for repurchased loans and amounts recorded as a gain on sale of loans, however, the misstatements have been corrected in the financial statements included in the Form 10-K. Please tell us:

•	the amount of the misstatements that resulted;

•	how these misstatements were corrected;

•	if any other errors were corrected at the time; and

•	how you determined the reserve for repurchased loans was adequate at December 31, 2006.

•

The amount of the misstatement was $9.6 million. Subsequent to December 31, 2006 and after issuance of the Company’s earnings press release on January 18, 2007, but before filing of the Company’s Form 10-K, senior executives of the Company learned of a higher than expected incidence of demands for repurchase on loans sold by Columbia Home Loans, LLC, (“Columbia”), the Company’s mortgage banking subsidiary, due to early payment defaults. Upon further investigation, the Company learned that Columbia officers failed to report to Company management the demands for repurchase due to early payment default in accordance with the Company’s established procedures.

•

On January 19, 2007, the Company filed Form 8-K which included as an Exhibit, the Company’s January 18, 2007 press release announcing financial results for the quarter and year ended December 31, 2006. On March 27, 2007, the Company filed Form 8-K/A which included as an Exhibit, the Company’s March 23, 2007 press release announcing revised financial results for the quarter and year ended December 31, 2006.

•

There were no other errors corrected as part of the form 8-K/A filing. However, the increase in the reserve for repurchased loans caused the Company to not meet financial targets for certain executive officers to be paid a bonus under the Company’s incentive compensation program. Accordingly, no bonuses were paid to the named executive officers and the revised financial results also reflected a reduction of $275,000 in compensation expense.

•

The reserve for repurchased loans includes a reserve for loan repurchase claims actually received and a reserve for loans sold during 2006 for which the Company has not yet received a claim for repurchase, but for which repurchase claims are probable. The Company performed the following procedures and analysis to determine the adequacy of the reserve for repurchased loans:

•

The Company evaluated all loan repurchase claims received. The evaluation of loan repurchase requests was segmented into various tranches including (i) loans which were secured only by a second lien mortgage; (ii) loans with a first lien mortgage where performance according to contractual terms was considered unlikely; (iii) loans with a first lien mortgage where performance to contractual terms was considered likely; and (iv) loans which experienced an early payment default, but are now current and the investor agreed to an extended monitoring period for an early payment default claim.

•	To determine estimated loss exposure and whether payment was considered likely or unlikely, the Company performed the following procedures for each loan for which a repurchase request was received:

(i)	Current credit reports were obtained, analyzed and compared to the credit status at time of the loan application;

(ii)	Desk reviews of appraisals were ordered from a certified appraisal firm and compared with original appraisal results on file;

(iii)	Phone calls were placed to the borrower’s residence and business phone numbers listed on the application to verify these contact points were accurate;

(iv)	Where possible, conversations were held with borrowers to determine current payment status and, where the loan was not current, to determine the propensity of the borrower to bring the obligation current.

Based upon the results of these procedures, an estimated loss reserve was individually assigned to each loan for which a repurchase request was received.

•

The reserve for repurchased loans also includes an estimated loss for loans sold during 2006 for which the Company had not yet received a claim for repurchase, but for which some repurchase claims were probable. The procedures taken to estimate this loss included:

(i)	Determine the aggregate amount of 2006 loan production for which repurchase claims may still be received. This estimate was based on an analysis of repurchase claims received as compared to the month the loan was originated.

(ii)	Determine the estimated amount of expected repurchase claims on the aggregate loan production calculated in (i). This estimate was based on actual experience.

(iii)	Determine an estimated loss rate to apply to the expected repurchase claims calculated in (ii). The loss rate was estimated based on the analysis used above to determine the expected losses on actual repurchase claims received.

Exhibit 13

Management’s Discussion and Analysis

Comparison of Financial Condition at December 31, 2006 and December 31, 2005, page 11

2.	We note on page 11 that the increase in mortgage loans held for sale increased $50.9 million to a balance of $82.9 million at December 31, 2006 and that the increase occurred primarily at Columbia. Please tell us the amount of subprime loan products classified as held for sale at December 31, 2006.

The amount of subprime loan products classified as held for sale at December 31, 2006 was $35.5 million, all of which was held at Columbia.

Cash Earnings, page 14

3.	Please address the following regarding your presentation of Cash Earnings and similar non-GAAP measures in future filings to help us determine whether your measures are prohibited and if not, to provide additional disclosures in future filings to improve the transparency of the measures and related disclosures:

A.	In light of your description of the measure and the adjustments made to Net Income to arrive at “Cash Earnings,” tell us why you believe it is appropriate to title your non-GAAP measure “Cash Earnings” since, in fact, it does not adjust for all non-cash transactions. Also, tell us why you believe it is appropriate to characterize this measure as “the change in stockholders’ equity.”

The non-GAAP measure is characterized as the change in stockholders’ equity because it represents GAAP earnings plus those expense items which do not affect tangible stockholders’ equity as follows:

•	Expenses for stock awards and the ESOP fair market value adjustment are offset by credits to additional paid-in capital.

•	The expense relating to the allocation of ESOP stock is offset by a credit to an ESOP contra-equity account.

•	The expense relating to the amortization of intangible assets does not affect tangible stockholders’ equity as intangible assets are excluded from this amount.

We use the term “Cash Earnings” to mean the GAAP earnings plus those expense items which do not affect tangible stockholders’ equity.

B.	Considering the recurring nature of the amounts excluded, tell us how you considered the guidance of Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as well as Item 10(e)(1)(ii)(B) of Regulation S-K.

In response to Question 8, the non-GAAP measure presented was not used to smooth earnings as the expense items were generally consistent from period to period. The item was included because the Company believed the information was useful to investors despite its recurring nature. The Company believes that growth in stockholders’ equity is a critical measure for a company as it reflects the company’s ability to repurchase shares, pay dividends and continue to grow. Growth in stockholders’ equity is especially important for a financial institution which is required to meet certain regulatory capital requirements. As noted in the response to (A) above, the non-GAAP measure presented reflects growth in tangible stockholders’ equity as the expense items are fully offset by related credits to the Company’s equity accounts.

C.	For each of the various non-GAAP measures presented, please more clearly disclose how the measure is helpful to an investor’s understanding of your results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

As noted in (A) and (B) above, the non-GAAP measures presented all reflect growth in tangible stockholders’ equity which is a measure of a Company’s ability to repurchase shares, pay dividends and continue to grow. The Company has historically maintained an active share repurchase program and paid an attractive cash dividend. Additionally, valuations of financial institutions are often measured as a multiple of tangible capital, making growth in tangible stockholders’ equity a key metric for an investor.

D.	Please clearly disclose how you use each of the non-GAAP financial measures. Please provide specific examples. Refer to Item 10(e)(1)(i)(D) of Regulation S-K. If you do not use certain of the measures presented, disclose that fact and identify which measures are not used.

The Company does not specifically use any of the non-GAAP measures presented. As discussed in (C) above, the non-GAAP measures are presented because the Company believes that growth in tangible stockholders’ equity is a key metric for an investor.

E.	Tell us how you considered the guidance of Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures related to your presentations of Basic and Diluted Cash Earnings Per Share. Please revise similar presentations in future filings to eliminate this measure or revise to support its usefulness.

Question 11 of the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures States that “. . . certain non-GAAP financial measures may be meaningful from an operating viewpoint.” As noted in (C) above, the Company believes that growth in tangible stockholders’ equity is a key investor metric. The per share data reflected in the non-GAAP financial measures represents the amount of earnings contributed to tangible stockholder equity on a per share basis and its presentation is consistent with the presentation of cash earnings, as defined.

F.	If you are able to support that this measure is not prohibited, revise to clearly identify the numerous limitations and address how you overcome them. For instance, disclose the fact that the per share measure you present does not depict the amount that accrues directly to shareholders’ benefit.

The Company believes that earnings relating to the growth of tangible stockholders’ equity is a key investor metric. The Company also notes, however, that the Consolidated Statement of Changes in Stockholders’ Equity provides enough information for an informed investor to calculate “cash earnings” in the same manner as the Company. Therefore, the Company has decided to discontinue its presentation in future filings.

G.	Please provide us with examples of your proposed revised disclosures.

As noted in (F) above, the Company has decided to discontinue the presentation of this non-GAAP measure in future filings.

Note 1 – Summary of Significant Accounting Policies, page 25

Mortgage Loans Held-for-Sale, page 25

4.	Please tell us and revise future filings to disclose how you determine classification of loans as held-for-sale or held-for-portfolio. Clearly disclose the triggers for classification as held-for-sale upon origination and the triggers for reclassification to held-for-sale subsequent to origination.

Columbia, as a mortgage banker, sold virtually all loan production except that the Bank may purchase adjustable-rate and fixed-rate mortgage loans originated by Columbia for inclusion in its held-for-investment loan portfolio. (Refer to Form 10-K – Origination, Sale, Servicing and Purchase of Loans, page 5). The Bank has generally purchased from Columbia adjustable-rate loans with prime credit quality. The Bank also periodically sells part of its own mortgage production in order to manage interest rate risk and liquidity. The Bank has generally sold fixed-rate mortgage loans with final maturities in excess of 15 years and, occasionally adjustable-rate loans. In determining whether to retain mortgages, management considers the Company’s overall interest rate risk position, the volume of such loans, the loan yield and the types and amount of funding sources. The Company periodically retains mortgage loan production in order to improve yields and increase balance sheet leverage.

In June of 2007 repurchased loans which were classified as held-for investment upon repurchase were sold. These loans were included with a bulk sale of loans held-for-sale and were sold because the Company intended to reduce its overall exposure to subprime loans. Of the loans held-for-investment portfolio, only those loans previously repurchased were included in the bulk sale. Other than this sale of repurchased loans, the Company has not had a history of reclassifying loans from held-for-investment to held-for-sale subsequent to origination.

Reserve for Repurchased Loans, page 25

5.	We note the reserve for repurchased loans was $9.6 million and zero at December 31, 2006 and 2005, respectively. Please tell us and revise future filings to:

•	Disclose if the reserve for repurchased loans is solely for the subprime loan product for 100% financing offered during 2006 and if there is any exposure related to other loans sold.

•	Provide a rollforward of the activity related to the reserve for repurchased loans for the year ended December 31, 2006.

In establishing the reserve for repurchased loans, the Company considered all types of loans sold during 2006. However, the actual types of loans which resulted in loss estimates included subprime loans with 100% financing, all other subprime loans and a small amount of Alt-A loans.

A rollforward of the reserve for repurchased loans for the year ended December 31, 2006 is as follows (dollars in thousands):

Balance at beginning of year	$—
Provision charged to operations	$9,600
Loss on loans repurchased	$—

Balance at end of year	$9,600

Future filings will include more detailed disclosure on the types of loan exposures considered in the reserve for repurchased loans and will also include a rollforward of the reserve for repurchased loans.

Note 13 – Commitments, Contingencies and Concentrations of Credit Risk, page 33

6.	You disclose that you enter into loan sales agreements with investors that require the Company to repurchase loans previously sold in the event of an Early Payment Default or a violation of various representations and warranties customary to the mortgage banking industry. In light of the continuing involvement, please tell us how you determined the sale of these loans meet each of the sales criteria of paragraph 9 of SFAS 140, considering the specific terms of the loan sales agreement. Clearly identify in your response the parameters for when you are required to repurchase a loan. Tell us whether these transfers were in the form of a one-step or a two-step sale. If you have a true sale legal opinion covering these specific transactions, please tell us that fact.

The Company believes that its loan sales meet each of the criteria of paragraph 9 of SFAS 140 as follows:

SFAS 140 -a.	The transferred assets have been isolated from the transferor – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership (paragraphs 27 and 28).

Analysis:	At the time of sale, the Company receives full cash consideration for the market value of the loan. At such time, the loan’s legal documentation and collateral are transferred to the buyer. The sale contract does not permit the Company to revoke the sale and the buyer is not affiliated with the Company. The investor receives full ownership rights to the mortgages and is free to sell, assign or otherwise transfer the mortgage without constraint. The Company does not maintain a custodial relationship for loan documents. Additionally, the intention of both parties is to account for the transaction as a sale and not a secured borrowing. Based on the above, the Company has concluded that the transferred assets are beyond the reach of the powers of a bankruptcy trustee or other receiver for the Company.

SFAS 140 -b.	Each transferee (or, if the transferee is a qualifying SPE (paragraph 35), each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor (paragraph 29-34).

Analysis:	The buyer of the loan receives full ownership rights from the Company. The buyer has the right to pledge or exchange the loan it received.

SFAS 140 -c.	The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity (paragraphs 47-49) or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call (paragraphs 50-54).

Analysis:	The loan sale agreement does not entitle the Company to repurchase or redeem the loan before maturity nor does the Company have any right to repurchase or redeem the loan. The Company does not have the ability to unilaterally cause the buyer to return the loan.

The parameters providing a basis for an investor to assert an obligation to repurchase a loan are set forth in the mortgage loan purchase agreement between Columbia as seller and the investor as buyer, or the investors guide referenced therein. Generally, the demand is based upon two grounds: 1) an Early Payment Default occurrence on the part of the borrower; or 2) an alleged breach of representations and warranties by the seller. An Early Payment Default is generally defined as the failure by the borrower to make a payment within a designated period early in the loan term, typically 30 to 90 days subsequent to sale. The representations or warranties are extensive and customary to the mortgage banking industry. They fall into two general categories: 1) representations concerning the authority of the company itself and its compliance with various laws; and 2) representations and warranties regarding the individual mortgage loans. The following is a non-exhaustive example of the various representations and warranties:

General Representations Concerning the Company

These representations warrant that the Company is duly organized and validly existing with full power, authority and title to transfer and sell the mortgage loans; that all appropriate action by the authorized personnel have been taken and that the sale will not conflict with any other agreements of the seller, its charter or bylaws; representations that no litigation is threatened which would impair the loans; that there are no additional consents or authorizations needed for the delivery of the mortgage loans; representations regarding the sellers’ approved status with

Fannie Mae, Freddie Mac and HUD; that the transactions contemplated are in the ordinary course of business of the seller and that the origination and servicing practices with respect to the mortgage loans are in accordance with applicable laws and regulations and, that the seller will treat the sale of the mortgage loans to the purchaser as a sale for reporting and accounting purposes to the extent appropriate for federal income tax purposes.

Representations and warranties regarding the individual mortgage loans.

Generally, these representations state that the loans have been validly made and represent valid first and/or second lien positions as applicable; that the loans are not delinquent and there are no material defaults under the terms of the mortgage; that the terms of the mortgage note have not been impaired, waived or altered and are not subject to rescission, set-off or defense, including the defenses of usury; that they have been consummated in compliance with all federal, state and local laws and regulations, including truth in lending, real estate settlement procedures and equal credit opportunity laws, and in accordance with Fannie Mae and Freddie Mac guidelines; that the borrowers have received all disclosure materials required under law; that they have been properly insured against loss; that the mortgage liens are enforceable and perfected; that the documents are original and legally binding obligations; that the seller is the legal and sole owner of the mortgage loans; that each of the loans are properly covered with title insurance in a form acceptable to Fannie Mae and Freddie Mac; that the improvements subject to the mortgages were considered in determining the appraised value; that the property is not subject to any material damage by waste, fire, earthquake and do not have environmentally hazardous materials on the site; that the seller is in compliance with all applicable licensing requirements of the laws of the state in which they are located and is not insolvent or in bankruptcy; that the assignment will be in recordable form; that the loans are not considered high cost, usurious or abusive; that no fraud, misrepresentations or negligence with respect to the mortgage loan has taken place on the part of the seller, mortgagor or any other party involved in the origination or servicing of the loan; certain representations unique to condominiums or co-op loans are also usually included.

The repurchase obligation provisions of the agreements generally provide that if there is a breach of the representations or warranties, the seller may have a cure period in which to try and rectify the situation. If it involves a mortgage loan, the agreements may provide the seller with the right to substitute the defective mortgage loan with a qualified substitute mortgage loan. However, the agreements generally provide that it is within the purchaser’s sole discretion as to whether or not to demand the repurchase or allow the right to cure or substitute a mortgage loan.

The loan transfer is completed in one-step. The Company has not obtained a true sale legal opinion covering these specific transactions.

Paragraph 113 of SFAS 140 – Transfers of Receivables with Recourse indicates that “A transfer of receivables with recourse shall be accounted for as a sale, with the proceeds of the sale reduced by the fair market value of the recourse obligation, if the criteria in paragraph 9 are met.” Since the Company’s loan sales meet the criteria of paragraph 9, the recourse obligation does not prohibit loan sale accounting.

Note 14 – Fair Value of Financial Instruments, page 34

7.	We note the fair value of “Loans receivable and mortgage loans held for sale” was approximately $3.2 million less than the book value at December 31, 2006. Please tell us how much of this difference relates to mortgage loans held for sale and how you evaluated the need for a lower cost or market adjustment to record these loans at fair value at December 31, 2006.

At December 31, 2006 the fair value of mortgage loans held for sale, which was a small part of the total fair value of the “Loans receivable and mortgage loans held for sale” balance, was $325,000 greater than the book value of the underlying loans. The fair value was determined based on loan sale commitments from investors. As such, there was no lower of cost or market adjustment to record these loans at fair value at December 31, 2006. The Company evaluates the need for a lower of cost or market adjustment for loans held for sale at each quarter-end.

Form 10-Q for the Quarterly Period Ended March 31, 2007

Note 3 – Reserve for Repurchased Loans, page 7

8.	We note the Bank repurchased $13.9 million in loans from investors during the three months ended March 31, 2007 and had unresolved loan repurchase requests of $40.5 million at March 31, 2007. Please tell us how you determined the reserve for repurchased loans of $9.8 million at March 31, 2007 was the best estimate of losses on loans repurchased. Specifically tell us if the charge of $4.0 million to increase the reserve was specifically identifiable to loans sold during the three month period ended March 31, 2007, and if not, tell us how you determined that some portion of such additional charge was not warranted at December 31, 2006.

The method used to determine the adequacy of the reserve for repurchased loans at March 31, 2007 was consistent with the method used for determining the reserve at December 31, 2006 as described in Comment #1. While the methodology was consistent, loss factors were updated to reflect our current best estimate of probable losses, which is principally based on our most recent actual repurchase and default experience. The analysis of the adequacy of the reserve for repurchased loans is performed on an aggregate basis at each quarter-end. The analysis considers recent and historical experience, product type and volume of recent whole loan sales and the general economic environment.

The provision for repurchased loans associated with loans sold during the first quarter was $1.7 million. The remaining provision, as summarized below, primarily resulted from an increase in the estimated loss rate on expected repurchases from 16.5% to 21.9%. The estimated loss rate increased due to the following factors:

•

The December 31, 2006 analysis included a $10.3 million pool of loans for which the investor notified the Company of a possible Early Payment Default claim. The Company subsequently discovered that substantially all of these loans were currently performing. As a result, at December 31, 2006, the Company ascribed a relatively low loss factor to this pool of loans and negotiations were undertaken to mitigate the possible repurchase claim via settlement with the investor. In evaluating the reserve for repurchased loans at March 31, 2007, the Company determined that settlement negotiations with the investor warranted a higher loss expectation. The reserve for repurchased loans relating to this pool of loans was increased by $638,000.

•

At March 31, 2007, the mix of loan repurchase requests shifted to a higher percentage of second mortgage loans. The second mortgage loans were primarily used to provide 100% financing to the borrower behind an 80% first mortgage and therefore, the expected loss on these loans was significantly greater than on first mortgage loans which generally financed only 80% of the value of the underlying collateral. Of the loan repurchase requests considered in the December 31, 2006 analysis of the reserve for repurchased loans, 9.0%, or $4.2 million, were second mortgage loans. With respect to the March 31, 2007 analysis, 11.7%, or $6.7 million, of the loan repurchase requests were second mortgage loans. The reserve for repurchased loans relating to the increase in second lien loans was $1.8 million.

9.	We note you recognized a $7.1 million charge to reduce subprime loans held for sale to their current fair market value at March 31, 2007. Please tell us if the charge was specifically identifiable to loans repurchased during the three month period ended March 31, 2007, and if not, tell us how you determined that some portion of such additional charge was not warranted at December 31, 2006.

The $7.1 million charge was unrelated to any of the loans repurchased during the three month period ending March 31, 2007. Loans repurchased are recorded at fair market value at the time of repurchase and the resultant loss is charged to the reserve for repurchased loans.

At March 31, 2007, the Company reported $61.0 million of mortgage loans held-for-sale, of which $33.5 million was in subprime loans. As noted in comment 7 above, the Company evaluates the need for a lower of cost or market adjustment for loans held-for-sale at each quarter-end. The evaluation performed at March 31, 2007, indicated that a $7.1 million lower of cost or market adjustment was required. As noted in Comment 7 above, the evaluation performed at December 31, 2006, indicated that the fair value of mortgage loans held-for-sale was $325,000 greater than the book value of the underlying loans and no lower of cost or market adjustment was necessary. Therefore, all of the $7.1 million charge was related to the change in market value of the loans held-for-sale during the three month period ended March 31, 2007.

The subprime loans held in inventory at March 31, 2007 were originated for sale to investors, however, were unsold due to a significant decline in liquidity in the subprime loan market during the first quarter of 2007, primarily related to changes in investor product specifications. The loans were initially underwritten to the specifications of particular investors and generally intended to be sold in bulk. When the investors’ product specifications changed, there was an absence of traditional buyers for these loans creating a significant decline in liquidity in the subprime loan market.

Item 4. Controls and Procedures, page 16

10.	We note the disclosure that additional analyses and procedures were performed by the Company in light of the material weakness related to the adequacy of the reserve for repurchased loans. Please tell us the additional analyses and procedures performed and how you used the results of such analyses and procedures to determine the adequacy of the reserve for repurchased loans at March 31, 2007.

The additional analyses and procedures performed by the Company in light of the material weakness related to the adequacy of the reserve for repurchased loans included:

•

Policies and procedures related to the quarterly evaluation of the adequacy of the reserve for repurchased loans were enhanced. All repurchase requests received must be reported to a committee of senior officers of the Company for evaluation and incorporation into the analysis of the reserve for repurchased loans. The Company proactively monitors the receipt of repurchase requests.

•	The Company’s Internal Auditor tested the key controls relating to loan repurchases and loan repurchase requests.

•	The mortgage banking subsidiary modified its mortgage loan product menu to eliminate the origination of subprime loans.

•	Disciplinary action was taken against certain officers of the mortgage banking subsidiary responsible for not following established policies and procedures.

The results of these analyses and procedures were used to insure the completeness and accuracy of the aggregate evaluation of loan repurchase claims referred to in Comment #1.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Consolidated Statements of Cash Flows, page 4

11.	We note you classified the cash outflows for loans repurchased as an investing activity in the Consolidated Statement of Cash Flows for the three months ended March 31, 2007, and then present such cash outflows as an operating activity in the Consolidated Statement of Cash Flows for the six months ended June 30, 2007. Please tell us your basis for the reclassification of the cash outflows for loans repurchased and identify the specific GAAP literature on which you relied. Tell us how you determined that an amendment to the Form 10-Q for the period ended March 31, 2007 was not warranted.

SFAS 102 paragraph 9 states: “Some loans are similar to securities in a trading account in that they are originated or purchased specifically for resale and are held for short periods of time. Cash payments resulting from acquisitions and sales of loans also shall be classified as operating cash flows if those loans are acquired specifically for resale and are carried at market value or at the lower of cost or market value. Cash receipts resulting from sales of loans that were not specifically acquired for resale shall be classified as investing cash inflows. If loans were acquired as investments, cash receipts from sales of those loans shall be classified as investing cash inflows regardless of a change in the purpose for holding these loans.”

For the three months ended March 31, 2007, cash outflows for loans repurchased were classified as an investing activity since the loans were “not specifically acquired for resale”. For the six months ended June 30, 2007, cash outflows for loans repurchased were classified as an operating activity because the loans were subsequently sold. The last sentence of paragraph 9 states that “. . . if loans were acquired as investments cash receipts from sales of those loans shall be classified as investing cash flow regardless of a change in the purpose for holding those loans”. Based on this guidance, the Company should not have reclassified the cash outflows for loans repurchased from an investing to an operating activity.

The Company believes that an amendment to Form 10-Q is not warranted due to the insignificant nature of the reclassification. The dollar amount of loans repurchased was clearly identified in each statement of cash flows. Although $13.9 million in repurchased loans should be reclassified from operating to investing activities in the statement of cash flows for the six months ended June 30, 2007, the loans were sold during the period for $8.7 million in cash proceeds, and this amount should be reclassified from the “Proceeds from sale of mortgage loans held for sale” in operating activities to investing activities. The net amount of $5.2 million would increase net cash provided by operating activities and decrease net cash provided by investing activities. A reclassification of $5.2 million in loans repurchased from an operating activity to an investing activity in the cash flow statement for the six months ended June 30, 2007 would not change the direction of either the cash provided by operating activities or the cash provided by investing activities. The reclassification does not relate to analyst’s expectations; concern a significant segment of the Company’s business; affect compliance with regulatory or other contractual requirements; or effect management’s compensation. Additionally, we believe that the reclassification would not have been viewed by an investor as having significantly altered the total mix of information made available to them. As a financial institution, the nature of the Company’s business and cash flows are significantly different from the cash flows of a non-financial enterprise. These differences render information about a bank’s cash flow relatively less meaningful to investors. The Company’s experience with shareholders and analysts has generally confirmed that cash flow information is not a significant metric when considering an investment in a financial institution. The Company believes that the reclassification between operating and investing cash flows is not significant The Company will make the correction in Form 10-Q for the quarter ended September 30, 2007 and in future filings as an immaterial correction of an error.

In connection with our responses, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John R. Garbarino
John R. Garbarino
President/CEO

/s/ Michael J. Fitzpatrick
Michael J. Fitzpatrick
Executive Vice President/CFO